United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Exxon Mobil Corporation

Name of persons relying on exemption: Legal & General Investment Management America, Inc.

Address of persons relying on exemption: 71 South Wacker Drive, Suite 800, Chicago, IL 60606

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

To: ExxonMobil Corporation Shareholders

Subject: VOTE FOR Item 12: Report on Asset Retirement Obligations Under IEA NZE Scenario

Annual Meeting: May 31, 2023

Contacts: John Hoeppner, Head of US Stewardship and Sustainable Investments, LGIM America john.hoeppner@lgima.com ; Julie Tanner, Managing Director – Catholic Responsible Investments jtanner@cbisonline.com

 THE PROPOSAL

“Resolved: Shareholders request that the Board provide an audited report estimating the quantitative impacts of the IEA NZE scenario on all asset retirement obligations. The report should disclose, as the Board deems appropriate, the estimated undiscounted costs to settle, in aggregate, related upstream and downstream AROs, and separately, identify both recognized and unrecognized amounts, as applicable. The Board should publish the report by February 2024 at reasonable cost and omitting proprietary information. Alternately this information could be disclosed in the 2023 consolidated financial statements.”

1 | Page

Legal & General Investment Management America, Inc. (“LGIMA”) and Christian Brothers Investment Services, Inc. (“CBIS” and together with LGIMA, the “Proponents”), as lead proponents of a filing group1, seek your support for Shareholder Proposal Item 12, Report on Asset Retirement Obligations (AROs) Under the International Energy Agency’s (IEA) Net Zero Emissions by 2050 (NZE) Scenario2 (“the Proposal” or “Item 12”) to be voted on at the 2023 ExxonMobil (Exxon or the Company) annual shareholder meeting on May 31, 2023.

The Proposal requests the Company issue an audited report estimating the quantitative impact of the IEA’s NZE3 on all AROs.

A related proposal4 in 2022 received a vote in favor of 51% from Exxon shareholders, with backing from proxy advisors ISS (Institutional Shareholder Services) and Glass Lewis and investors that are among the largest shareholders in Exxon, including BlackRock. Similar to Item #12, it requested an audited report assessing how applying the assumptions of the IEA NZE would affect the assumptions, costs, estimates, and valuations underlying its financial statements, including those related to AROs.

Despite the majority vote, it is the opinion of the Proponents, backed by independent analysis from Carbon Tracker Initiative (“CTI”)5, that Exxon’s disclosures6, including its Advancing Climate Solutions Progress Report 2023 (ACS)7, do not fulfill the requests set out in the current Proposal, nor the intent of the 2022 proposal, for a report to make visible how using IEA NZE inputs would impact the financial statements, on a dollar and timing basis.

Why Support Item 12:

• Accounting treatment of AROs is one of the key indicators of an oil and gas company’s understanding and acknowledgement of climate risk;

_____________________________

1 Co-filers of Item #12: British Columbia Investment Management Corporation; Benedictine Sisters of Boerne, Texas;
Maryknoll Sisters; School Sisters of Notre Dame, Central Pacific Province; School Sisters of Notre Dame, Cooperative
Investment Fund.

2 ExxonMobil Proxy Statement, 2023 p. 91.
https://www.sec.gov/ix?doc=/Archives/edgar/data/0000034088/000119312523100079/d429320ddef14a.htm#toc429320_26

3 The IEA NZE path is understood to be a “comprehensive study of how to transition to a net zero energy system by
2050 while ensuring stable and affordable energy supplies, providing universal energy access, and enabling robust economic growth. It sets out a cost-effective and economically productive pathway, resulting in a clean, dynamic and resilient energy economy dominated by renewables like solar and wind instead of fossil fuels.” International
Energy Agency Net Zero by 2050 Analysis, May 2021. https://www.iea.org/reports/net-zero-by-2050

4 ExxonMobil Proxy Statement, 2022, Item 8: Report on Scenario Analysis, p. 75,
https://www.sec.gov/Archives/edgar/data/34088/000119312522098314/d280259ddef14a.htm#toc280259_21;
ExxonMobil Form 8-K, May 25, 2022,
https://www.sec.gov/ix?doc=/Archives/edgar/data/34088/000003408822000034/xom-20220525.htm

5 Carbon Tracker, Climate Accounting and Audit Assessment for Exxon FY2022, https://carbontracker.org/wp-
content/uploads/2023/04/Exxon-FY22_Final_Acctg_Assessment.pdf

6 ExxonMobil, Advancing Climate Solutions, 2023 Progress Report, January 2023,
https://corporate.exxonmobil.com/-/media/global/files/advancing-climate-solutions-progress-report/2023/2023-
acs-progress-report.pdf; ExxonMobil, Outlook For Energy, October 2022, https://corporate.exxonmobil.com/what-
we-do/energy-supply/outlook-for-energy; U.S. SEC ExxonMobil Schedule 14A Proxy Statement and Opposition
Statement, April 13, 2023, p. 91,
https://www.sec.gov/ix?doc=/Archives/edgar/data/0000034088/000119312523100079/d429320ddef14a.htm#toc429320_26;
ExxonMobil Sustainability Report, December 2022, https://corporate.exxonmobil.com/-/media/global/files/sustainability-report/publication/
exxonmobil-sustainability-report.pdf

7 ExxonMobil, Advancing Climate Solutions, 2023 Progress Report, January 2023,
https://corporate.exxonmobil.com/-/media/global/files/advancing-climate-solutions-progress-report/2023/2023-
acs-progress-report.pdf

2 | Page

• Disclosure on AROs and how Exxon manages and mitigates risks stemming from the global energy transition is material information to shareholders;

• Exxon’s financial statement and sustainability disclosures provide insufficient information and lack quantitative data, confirmed by independent analysis;

• Exxon lags peer disclosures; and

• The Proposal asks only for a report, with flexibility provided to the Board on its contents.

1.	Accounting treatment of AROs is one of the key indicators of an oil and gas company’s understanding and acknowledgement of climate risk.

Many fossil fuel companies are conducting scenario analyses to estimate the potential impact on their businesses of different possible climate change trajectories, including the possibility that emissions fall to net zero by midcentury, as envisioned in the IEA NZE. In general, scenarios that anticipate global emissions falling more quickly imply that fossil fuel assets may need to be retired sooner than expected, which could affect a company’s financial condition and future cash flows (and therefore liquidity). In our opinion, it is thus in investors’ interest to understand how the board of any fossil fuel or indeed any carbon intensive company is analyzing and estimating its AROs.

To the extent that assets will be uneconomic and therefore retired earlier than expected, AROs will be incurred earlier than expected. The acceleration of these costs may result in higher ARO balances in the accounts. It may also mean that the company may not have access to the amount of cash flows required to meet such obligations because it will stop using and generating cash flows from the related assets sooner than originally expected.

Laws require that oilfield assets must be properly “retired” at the end of their productive life to protect human health and the environment. The Company maintains that industry practice is for AROs for assets with indeterminate lives to remain “off-balance sheet” until there is sufficient information to estimate a range of settlement dates. While this is permitted under existing accounting requirements, companies are also required to disclose the reasons why.8

If the fair value of an ARO cannot be reasonably estimated, that fact and the reasons therefor shall be disclosed.9 However, Proponents find that the Company has not provided enough disclosure to enable shareholders to assess the potential materiality of these off balance sheet liabilities. Based on disclosures and growing considerations of these concerns by peers in Europe, and the increasing attention to the financial impacts of climate-related risks from regulators and standard-setters such as the International Accounting Standards Board (“IASB”) the Proponents believe that it is reasonable to request Exxon’s Board perform and share with shareholders an estimate of the quantitative impacts of the IEA NZE scenario on all AROs.

_____________________________

8 “If the fair value of an asset retirement obligation cannot be reasonably estimated, that fact and the reasons therefor shall be disclosed.” ASC 410-20-50-2 (fasb.org)

9 “For example, if an asset has an indeterminate useful life, sufficient information to estimate a range of potential settlement dates for the obligation might not be available. In such cases, the liability would be initially recognized in the period in which sufficient information exists to estimate a range of potential settlement dates that is needed to employ a present value technique to estimate fair value.” ASC 410-20-25 Recognition (fasb.org),
https://asc.fasb.org/1943274/2147481999

3 | Page

2. Disclosure on AROs and how Exxon manages and mitigates risks stemming from the global energy transition is material information to investors.

The low-carbon transition is expected to shorten the productive lifespan of oil and gas infrastructure – bringing forward the timing of AROs – and increasing the risks of stranded assets and stranded liabilities to companies, shareholders and other stakeholders. Under a business-as-usual approach, many of these asset retirement costs lie decades – or more - in the future. However, in our view, the energy transition, which will shrink demand for oil and gas, will accelerate this process – forcing companies to pay these costs years or decades ahead of schedule. Premature asset retirement could easily see costs and commitments rise. The acceleration of these costs may result in higher ARO numbers in the accounts. It may also mean that the company will not have access to the amount of cash flows required to meet such obligation – all of which emphasize the significance of the information sought in this Proposal, and the financial materiality it embodies for global investors.

In fact, research conducted by CTI has revealed that over $1 trillion of oil & gas assets risk becoming stranded across the global economy as a result of policy action on climate and the rise in alternative energy sources10, with the majority of this unburnable carbon being held by companies concentrated in just a few financial markets. As assets become stranded due to excessive production costs, retirement costs are accelerated.

Exxon acknowledges risks associated with the shift from a carbon-based economy, as evidenced by inclusion in its 2022 10-K11 of climate-related risks and risks related to the energy transition due to changes in regulatory framework, policy actions and government intervention.

“As energy systems shift away from fossil fuels in the coming decades, the scale of retirements is likely to increase significantly, posing considerable financial, logistical and environmental challenges... The cumulative costs involved in decommissioning ageing O&G assets are sizeable and may reach usd42 billion by 2024, according to research company Rystad Energy, although such estimates can change depending on industry conditions and the number of years costs are spread over… nevertheless, the cost implications of decommissioning are likely to rise significantly in the medium to long term."

 Retiring Oil & Gas Assets Will Have Long-Term Financial and Environmental Impacts, Fitch Group, Inc., 13 Jan. 2023

_____________________________

10 Carbon Tracker, Unburnable Carbon: Ten Years On, June 2022, https://carbontracker.org/reports/unburnable-
carbon-ten-years-on/

11 Exxon Mobil Annual Report 2022, p 4-5, https://investor.exxonmobil.com/sec-
filings/all-sec-filings/content/0000034088-23-000020/0000034088-23-000020.pdf

4 | Page

Despite this, Exxon has not recognized additional relevant liabilities or disclosed estimated costs for retiring downstream and chemical facilities, maintaining that ‘these sites have indeterminate lives based on plans for continued operations and as such, the fair value of the conditional legal obligations cannot be measured, since it is impossible to estimate the future settlement dates of such obligations.’12 This assertion is based on the inability to provide a discounted value of the AROs.

But, as Exxon has not disclosed estimated undiscounted costs of the AROs (or discount rates used and/or the estimated payment schedule of those obligations), shareholders lack material information. Without this data, shareholders have limited insight into the estimates and assumptions that underpin reported AROs, making it difficult to analyze the impact of the energy transition on these obligations and to formulate their own risk-adjusted values.

As further evidence this information is material to the investment decision-making process, the U.S. Securities and Exchange Commission (“SEC”) notes in the Proposed Rule: Enhancement and Standardization of Climate-Related Disclosures for Investors (the “Rule”):

“By way of example, the proposed climate-related events and impacts relating to a transition away from greenhouse gas producing products and activities could affect a registrant’s asset values and may result in asset impairments. The effect on asset values and the resulting impairments could, in turn, affect a registrant’s assumptions when calculating depreciation expenses or asset retirement obligations associated with the retirement of tangible, long-lived assets. Providing related disclosure could help an investor understand if a registrant would be responsible for removing equipment or cleaning up hazardous materials sooner than originally planned due to a severe weather event.”13 (Emphasis added)

While the Proponents expect changes to the final Rule, is not expected to require the quantitative disclosure of ARO impacts of IEA NZE requested by this Proposal. The Proponents anticipate that shareholders will have a continuing need to request the particular quantitative disclosures sought by this Proposal on a company-by-company basis, and that the Rule will accommodate but not require disclosure of such data. Due to these outstanding questions and the material information that is requested in this Proposal, the Proponents believe that investors cannot wait or rely on the release of the final Rule.

As further evidence of the importance of the Proposal, Climate Action 100+, a group of 700 investors with $68 trillion in assets under management, has “flagged” this proposal, signaling to investors its significance and which we believe indicates that it is aligned with the goal of ensuring the world’s largest corporate greenhouse gas emitters take necessary action on climate change.14

_____________________________

12 Ibid

13 Securities and Exchange Commission (SEC), The Enhancement and Standardization of Climate-Related Disclosures
for Investors, [Release Nos. 33-11042; 34-94478; File No. S7-10-22], https://www.sec.gov/rules/proposed/2022/33-11042.pdf

14 Climate Action 100+, Proxy Season & Flagged Shareholder Votes, https://www.climateaction100.org/approach/proxy-season/

5 | Page

3. Exxon’s financial statement and sustainability disclosures provide insufficient information and lack quantitative data, confirmed by independent analysis.

While Exxon argues that it provides extensive relevant information, in the opinion of the Proponents, its existing reporting neither fulfills the current ARO Proposal nor the intent of the previous 2022 proposal, Item 8, because the reporting fails to make visible how using IEA NZE inputs would impact, on a dollar and timing basis, its existing (recorded and unrecorded) AROs. Instead, Exxon discusses in qualitative terms the potential impacts of the IEA NZE on its business and its reserves and resources, including how its business would change under the IEA NZE scenario (see Appendix I.). Independent analysis by CTI for the 2023 Climate Action 100+ Climate Accounting and Audit Assessment confirms the paucity of Exxon’s climate-related financial disclosures, particularly as Exxon again did not meet any criteria across the seven indicators assessed.15

According to that CTI analysis, Exxon’s 2022 financial statements did not provide any indication about whether it considered the financial effects of climate matters for relevant and material items/inputs, including the accounting for AROs. As in the prior year, there was no evidence that its auditor, PwC, considered the impacts of relevant climate-related matters in its audit. Finally, neither Exxon provided or PwC checked information such as a sensitivity analysis, about the quantitative impacts of alignment to net zero by 2050 (or sooner) on the relevant financial statement items. The lack of detail and quantifiable data makes it impossible for investors to gain the necessary clarity on how, which, when and at what cost assets would be repurposed, decommissioned or sold in the face of a potential accelerated transition.

“Exxon has failed to adequately address a pending shareholder resolution ahead of its 2023 AGM… additionally, [it] did not provide any indication about whether it considered the financial effects of material climate matters for other inputs, such as remaining assets lives/units of production, or for other relevant items, such as when accounting for AROS… finally, neither Exxon or PWC provided information, such as a sensitivity analysis, about the quantitative impacts of alignment to net zero by 2050 (or sooner) on the relevant financial statement items.”

 CA100+ climate accounting and audit assessment, carbon tracker initiative, 2023

_____________________________

15 Climate Action 100+ Net Zero Company Benchmark – Imperial Oil Assessment, https://www.climateaction100.org/company/imperial-oil/#skeletabsPanel6

6 | Page

The Proponents note the following information absent from Exxon’s disclosures:

Insufficient evidence to confirm the resiliency of its business model While the Opposition Statement contends that Exxon provides a detailed account of the resiliency of its business model through the energy transition, a review by the Proponents and independent analysis by CTI do not concur. The Company has not disclosed the quantitative (dollar) impacts on existing relevant assets and liabilities - on the business model as it stands today - so that investors can determine the Company’s resilience to a net zero scenario. Instead, Exxon offers a qualitative description of how it might in theory manage its assets or shift its existing business, including investing in new assets not yet included in its portfolio (and so current financial statements). In addition, it would be important for investors to understand how the Company determined there would be no additional AROs recorded, since it would be expected that at least some of the Company’s refineries would need to be decommissioned, or that the repurposing of some or all existing assets would not prove cost effective or even possible. If Exxon believes it will repurpose all of these assets (or a large share of them), investors need to know the extent of the costs involved, and feasibility of these plans – in order to assess management’s decision-making process and strategy with respect to the energy transition.

Lack of a sensitivity analysis Exxon states that providing a sensitivity analysis would not conform with US GAAP requirements. However, we are not aware of a prohibition around providing sensitivities, even if base case assumptions must be reasonable in the eyes of management and its auditors.

In fact, US GAAP does not preclude the additional disclosures requested by the Proposal for assets specific to oil and gas companies. According to the CERES report Lifting The Veil16, “The reported estimated useful lives and residual salvage values of companies’ assets should explicitly take into account any announced corporate climate strategy, future policy actions and other governmental action to limit temperature rise. Companies should also provide clear disclosure of the sensitivity of future cash flows to near term changes in assumptions underlying those estimates.”

Exxon contends that a net zero scenario is unreasonable, that under US GAAP its use is not allowed when testing for recoverability of assets, and that US GAAP requires only the use of assumptions that are consistent with what "management" deems reasonable. However, the Proponents are not asking Exxon to recast its impairment tests. Rather, investors seek supplemental disclosure relevant to the resilience of Exxon’s existing assets in the face of a net zero scenario. Sensitivities, by definition, look at changes to non-central case variables and there is no requirement that these be viewed as “reasonable” by management. Their purpose is to stress-test the central assumptions. Further, there is nothing in US GAAP that prohibits providing this type of additional sensitivity analysis.17

_____________________________

16 Ceres, Lifting the Veil: Investor Expectations for Paris-aligned Financial Reporting at Oil and Gas Companies, 2021,
https://www.ceres.org/resources/reports/lifting-veil-investor-expectations-paris-aligned-financial-reporting-oil-and-gas

17 Additionally, Carbon Tracker notes that Item 303(b)(3) of the SEC’s Regulation S-K requires, where reasonable and material, the disclosure of the sensitivity of critical accounting estimates to “methods, assumptions and estimates underlying its calculation.” There does not appear to any stipulation that limits companies reporting further sensitivities, particularly if that sensitivity is reported outside the financial statements as in the case of Exxon’s ACS.

7 | Page

Lack of quantified information on the viability of assets In terms of a potential accelerated transition and impact on the business, Exxon’s ACS states its “business investments [would] attract reasonable returns based on [its] historical averages for similar business lines and products…” without providing additional quantified information about the economic viability of its existing oil and gas assets.

Transitioning the business will not happen overnight so understanding how this would occur, how Exxon plans to fund it, and over what timeframe would help to build investor confidence with the Company’s planning, particularly given the intentions to expand production this decade.

Divergent audit objectives The Proposal requests an audited report estimating the quantitative impacts of the IEA NZE scenario on all AROs. Instead, in the 2023 ACS18, Exxon had Wood Mackenzie “confirm the integrity of the calculations and overall model functionality and to validate that the model accurately reflected the IEA NZE’s assumption inputs, ensuring the output is a reasonable expression of the portfolio mix as defined by the model inputs.” However, the Resolved Clause asks for the resulting report on AROs be audited, not a quality assurance audit of the accuracy of the assumptions used in a model. While the 2023 ACS provides more detail about the work performed by Wood Mackenzie in its quality assurance of the portfolio model used by Exxon for its IEA NZE analysis, the work performed still does not meet the Proponents’ requests and the 2023 ACS does not provide the information that investors are seeking.

Lack of transparency over quantitative assumptions Although requested in the supporting statement of the current Proposal, Exxon did not provide:

• the credit-adjusted discount rate it uses to calculate its AROs;

• the cost-weighted timing of AROs for all relevant assets (used to calculate the relevant ARO amounts);

• the total estimated undiscounted costs used to calculate the existing ARO amount; and

• the estimated undiscounted costs to settle, in aggregate, related upstream and downstream AROs (for both recognized and unrecognized amounts).

_____________________________

18 ExxonMobil, Advancing Climate Solutions, 2023 Progress Report, January 2023,
https://corporate.exxonmobil.com/-/media/global/files/advancing-climate-solutions-progress-report/2023/2023-
acs-progress-report.pdf; ExxonMobil, Outlook For Energy, October 2022, https://corporate.exxonmobil.com/what-
we-do/energy-supply/outlook-for-energy; U.S. SEC ExxonMobil Schedule 14A Proxy Statement and Opposition
Statement, April 13, 2023, p. 91,
https://www.sec.gov/ix?doc=/Archives/edgar/data/0000034088/000119312523100079/d429320ddef14a.htm#toc429320_26;
ExxonMobil Sustainability Report, December 2022, https://corporate.exxonmobil.com/-
/media/global/files/sustainability-report/publication/exxonmobil-sustainability-report.pdf

8 | Page

In a section of its 2023 proxy statement designed to demonstrate its responsiveness to the majority vote and current ARO Proposal, Exxon lists key requests from shareholders during engagements it conducted. Although one of five requests made by investors was again asking for “greater detail on the potential impact of the IEA NZE scenario on remaining asset lives, asset retirement obligations (AROs), and asset-use optionality,” the company dismissed the appeal as “narrowly focusing on remaining asset lives and hypothetical noncash accounting measures.” Instead, it disclosed future cash flow and capital expenditures under the IEA NZE scenario, believing that information would be “more useful to investors” and provide “a clearer view of the resiliency and enterprise value of our portfolio, expertise, and the opportunities we could have under such an aggressive scenario.”

4.	Exxon lags peer disclosures.

Peers are increasingly disclosing more detail than Exxon on AROs, which is decision-useful to investors.

Decommissioning: By way of example, bp, in its 2021 Annual Report includes undiscounted estimates of decommissioning and environmental liabilities.19 In addition, it describes the process for assessing recoverability20, and how the audit committee considered decommissioning liabilities. bp’s independent auditor, Deloitte, noted decommissioning costs as a key audit matter, challenging management’s judgment that decommissioning provisions are not required for refineries as their decommissioning date is indeterminate.

Shell’s 2022 financial report recognizes that the energy transition may impact decommissioning and restoration assumptions. Shell accelerated the assessment of the discount rate from a 30-year term to a 20-year term and recognizes the undiscounted provision at $33 billion. It also provided a sensitivity of its provisions to changes to discount rates, and a breakdown of the estimated timing of settlement of such provisions.21

Eni’s 2021 Annual Report includes estimates of future development and decommissioning costs of €32.2 billion, undiscounted.22

_____________________________

19 bp Annual Report and Form 20-F 2021, p. 343, https://otp.tools.investis.com/clients/uk/bp_plc1/SEC1/sec-
%20show.aspx?Type=html&FilingId=15669032&CIK=0000313807&Index=10000

20 Ibid, p. 112.

21 Shell Annual Report and Accounts 2022, p. 260, https://reports.shell.com/annual-
report/2022/_assets/downloads/shell-annual-report-2022.pdf

22 Eni Annual Report 2021, p. 132, https://www.eni.com/assets/documents/eng/reports/2021/Annual-Report-
2021.pdf

9 | Page

Unlike some peers, Exxon argues a portfolio sensitivity analysis could misrepresent the value of its portfolio and fail to account for the likely transition actions of the company and the specific impacts on certain assets. The Proponents, accustomed to analyzing sensitivities that show a pathway for the global energy sector to achieve net zero emissions, believe there would be little risk of confusion with its inclusion (e.g. in the notes to the financial statements). There is no risk of confusion by including a sensitivity (e.g., in the notes to the financial statements).

Assumptions: While Exxon has not shared quantitative assumptions as requested in the Supporting Statement, we note that US competitors like ConocoPhillips23 and European peers like bp24 and Shell25 have disclosed this information in various ways.

The Company in its 2023 ACS response, noted that its “strategy may differ from our competitors’. Indeed, with “[m]ore than 75% of our refining and chemical manufacturing capacity co-located in large, integrated sites, we have the flexibility to shift product yield to best meet society’s evolving needs.”26 Enhanced disclosure of the costs to repurpose those facilities, of which assets are good candidates, and how the projected market for new product lines compares to current markets would be very helpful information for an investor. Without this disclosure, the Company is asking investors to take it on faith that its strategy will succeed and align with investors’ own goals.

5.	The Proposal asks only for a report, with flexibility provided to the Board on its contents.

The Proposal specifies an audited report indicating the estimated quantitative impact of the IEA NZE on all AROs. It is centered around disclosures with flexibility provided to the Board on the content of the report. It does not ask Exxon to change its business model, its accounting treatment of these matters in the financial statements, shrink its business or replace its data-based approach, as the Opposition Statement argues. Rather, it reasonably requests information crucial for shareholders to better evaluate the potential impacts of the energy transition on the company’s business, with both the Resolved and Supporting Statement providing latitude to the Board regarding what in their estimation is appropriate and, within their discretion, to provide27.

In effect, the Proposal seeks information on the delta between the current inputs used to estimate AROs in the financial statements, the IEA NZE inputs, and the resulting dollar impact on Exxon’s financial statements.

It also seeks to understand if, in the face of achieving IEA NZE, Exxon would have to record additional AROs and provide further clarity to investors on the extent that assets will be uneconomic and therefore retired earlier than expected.

_____________________________

23 ConocoPhillips, Form 10-Q 2020, Note 14, filed May 5, 2020, p. 19,
https://www.sec.gov/Archives/edgar/data/1163165/000156276221000027/cop10k2020.htm

24 bp annual report and Form 20-F 2021, https://otp.tools.investis.com/clients/uk/bp_plc1/SEC1/sec-
%20show.aspx?Type=html&FilingId=15669032&CIK=0000313807&Index=10000

25 Shell Annual Report and Accounts 2022, https://reports.shell.com/annual-report/2022/_assets/downloads/shell-
annual-report-2022.pdf

26 Exxon Mobil 2023 Advancing Climate Solutions Progress Report, p.18, https://corporate.exxonmobil.com/-
/media/global/files/advancing-climate-solutions-progress-report/2023/2023-acs-progress-report.pdf

27 ExxonMobil Proxy Statement, 2023 p. 91.
https://www.sec.gov/ix?doc=/Archives/edgar/data/0000034088/000119312523100079/d429320ddef14a.htm#toc429320_26

10 | Page

Asking companies to provide a sensitivity analysis that asks for quantitative impacts on existing assets and liabilities so investors can determine the Company’s resilience in a carbon constrained economy can also help to verify the Company claims that financial impacts and therefore risks are minimal even in such a low carbon scenario.

Exxon argues that AROs for certain types of assets, such as refineries and chemical plants, cannot be reasonably estimated because they have indeterminate life spans.28 Proponents are concerned that, with the energy transition, asset lives, once considered indeterminate, may have finite lives. The legal obligation to retire those assets would, in that case, come due. Even so, the Proposal does not ask the Board to determine an end life date. Instead, it asks for a report that could include the estimated undiscounted costs to settle, in aggregate, related upstream and downstream AROs, which would be the amount to settle those liabilities today. Investors could then make their own assessment of when those liabilities might come due.

Demonstrating that reports of this kind are reasonable to request and can provide meaningful and actionable information, prominent proxy advisor Glass Lewis recently recommended its clients vote in favor of a resolution at Imperial Oil29, Exxon’s Canadian subsidiary, with the same resolved clause and supporting statement as Item 12 in the Exxon proxy statement.

While the report requested by the Proponents is not yet standard practice, there is clear evidence of Exxon competitors providing the various elements called for in the Proposal. In addition, investors often support voluntary disclosure when regulations have not yet advanced to meet the needs of investors. The majority vote for the 2022 resolution at Exxon, Item 8: Report on Scenario Analysis30, and the resolutions filed requesting information on AROs in the 2023 proxy season appearing on the proxy (Exxon, Marathon Petroleum, and Imperial Oil) demonstrate strong support for this information.31

We therefore urge shareholders to vote FOR Item 12.

For further information, please contact John Hoeppner at john.hoeppner@lgima.com or Julie Tanner at jtanner@cbisonline.com

_____________________________

28 Exxon Mobil 10-K 2022, p. 94, https://ir.exxonmobil.com/static-files/7ac1ca73-14ce-4c13-b34d-267d59a2565f

29 Report on impact of energy transition on AROs, filed at Imperial Oil by British Columbia Investment Management
Corporation, https://engagements.ceres.org/ceres_engagementdetailpage?recID=a0l5c00000JKJ9zAAH

30 ExxonMobil Proxy Statement, 2022, Item 8: Report on Scenario Analysis, p. 75,
https://www.sec.gov/Archives/edgar/data/34088/000119312522098314/d280259ddef14a.htm#toc280259_21;
ExxonMobil Form 8-K, May 25, 2022,
https://www.sec.gov/ix?doc=/Archives/edgar/data/34088/000003408822000034/xom-20220525.htm

31 Proposals on asset retirement obligations at Phillips 66 and Valero were allowed to be excluded by the Securities and Exchange Commission.

11 | Page

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVISE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS.

PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

12 | Page

Appendix I. Excerpt Climate Action 100+ Climate Accounting and Audit Assessment, 2023: Exxon Mobili not responsive to the Proposal

Topic	Advancing Climate Solutions Progress Report 2023	Why it is not responsive to the Resolution
AROs	“For our Low Carbon Solutions business, we used IEA NZE demand assumptions and assumed the business investments attract reasonable returns based on our historical averages for similar business lines and products. Our modeling assumes that the resulting market position for existing and new areas as a percentage of demand under IEA NZE is in line with our current market positions in existing businesses.” P. 30

AROs: This disclosure does not quantify the impact of using the IEA NZE scenario on Exxon’s existing business - including the impact on asset retirement obligations and/or whether Exxon would have to record additional obligations under the IEA NZE (e.g., for downstream assets).

The assumption that Exxon’s Low Carbon Solutions business maintains market share - which is also the same commentary that Exxon made in the prior year - does not answer the question of whether Exxon’s existing oil and gas assets would be economically viable for their remaining lives in the face of the IEA NZE, and/or whether the timing of relevant asset retirement obligations might be accelerated.

Remaining asset lives:

• As in the previous year, Exxon does not indicate the effects of these assumptions on the remaining useful economic lives/units of production of its relevant assets.

• Additionally, it assumes that it will maintain the same market share (and returns) in a low carbon market as it has in its existing business.

This does not answer the question of whether existing assets remain economically viable for their full current remaining lives.

AROs, Impair-ments	“Through 2030, the upstream portfolio would further focus on resources with competitive cost while accelerating options to improve greenhouse gas emissions intensity. Assets with shorter production cycles, such as unconventional developments in the Permian, and a lower cost of supply, like deepwater production in Guyana, would continue to attract capital and generate competitive returns…If the IEA NZE scenario’s long term decline in oil and natural gas demand and pricing were to materialize, we would respond by ceasing oil and gas exploration in new basins along with reduced spending on new developments. Longer-term, through 2050 in this scenario, this potentially reduced investment would result in lower overall production as natural depletion outpaces investment in new volumes, with a continued portfolio focus on cost efficient assets with low greenhouse gas emissions intensity. Existing oil and natural gas production assets would be optimized and operated as long as economically justified, consistent with IEA NZE assumptions.” P. 32

AROs: Exxon here suggests that the IEA NZE scenario could result in early closures of its oil and gas assets (“production assets would be optimized and operated as long as economically justified, consistent with IEA NZE assumptions”), which would accelerate the timing of relevant asset retirement obligations. However, Exxon does not indicate the quantitative impacts (e.g., impacts on the amounts of such AROs) for existing assets with longer production cycles.

Impairments: Exxon notes that if it were to follow the NZE, it would cease spending on exploration and reduce spending on developments but provides no sense of the impact that it would have on existing producing assets.

13 | Page

AROs, Impair-ments, Remain-ing asset lives	“[W]e believe using the IEA NZE in a hypothetical individual asset impairment analysis is inconsistent with the principles outlined under U.S. GAAP, which specifies that impairment analyses should be based on assumptions that are “reasonable in relation to” our planning basis…The assumptions in the IEA NZE significantly vary from our Outlook, and the IEA has acknowledged that its NZE is an extremely aggressive scenario, and that society is not currently on this pathway. Providing detailed asset-specific public disclosure regarding remaining useful lives, retirement costs, and potential proved reserves changes in an IEA NZE scenario could imply a higher degree of certainty or accuracy than exists. In addition, as the energy transition progresses, disclosing this type of detailed asset-level information could provide a competitively sensitive roadmap of how we might make adjustments in our portfolio. For these reasons, we do not provide hypothetical, individual asset accounting analysis using the IEA NZE.” P. 35

AROs: Exxon's scenario expectations, like the IEA NZE, are hypothetical, and Exxon's numbers are baked into the accounts. Exxon can add the relevant caveats it wants; however, investors have sought the implications of the NZE and this is Exxon's refusal to supply it.

Impairments: Exxon did not supply the information sought, namely, the financial statement impact of the IEA NZE.

Remaining asset lives: Exxon provides its reasoning behind not reporting on sensitivities to IEA NZE, drawing on its argument based on accounting rules (which we do not believe is reasonable, as explained elsewhere) as well as one around confidentiality/ competitive advantage, similar to that made for not reporting its oil and gas price assumptions.

14 | Page